UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61886 / April 12, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13814

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
MARTECH USA, INC., and	:	REVOKING REGISTRATIONS BY
MEXICAN PATIO CAFES, INC.	:	DEFAULT
	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 15, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 17, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in an Order issued on March 24, 2010, that failure to file an Answer would be grounds for finding them in default. No Answers have been received.

Since Respondents have not filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

Martech USA, Inc. (Martech) (CIK No. 857475), is a void Delaware corporation located in Anchorage, Alaska, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Martech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1993, which reported a net loss of over $1.4 million for the prior nine months. In Form 8-K filed by the company on April 25, 1994, Martech reported a net loss of $1.14 million for the month ended February 28, 1994. On December 19, 1993, Martech filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Alaska, which was converted to Chapter 7, and the case was still pending as of March 3, 2010.

Mexican Patio Cafes, Inc. (Mexican Patio) (CIK No. 851891), is a void Delaware corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mexican Patio is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996, which reported a net loss of $172,319 for the prior six months.

As discussed in more detail above, Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Martech USA, Inc., and Mexican Patio Cafes, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge